SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 15, 2017

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated February 15, 2017, entitled “Syneron Medical Reports Fourth Quarter 2016 Revenue of $82.9 Million and Full Year 2016 Revenue $298.1 Million.”

The GAAP financial statement tables included in the press release (pages 7-9 of the press release) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), on December 9, 2013 (Registration No. 333-192729) and on September 8, 2016 (Registration No. 333-213539).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: February 15, 2017

Syneron Medical Reports Fourth Quarter 2016 Revenue of $82.9 Million and
Full Year 2016 Revenue $298.1 Million

Total Revenue Grows 5.1% in 4Q16 and 7.3% for Full Year

Emerging Products1 Revenue Grows 25.0% in 4Q16 and 42.1% for Full Year, Reaching $82.7
Million for Full Year

2016 GAAP net income per share of $0.01, up from net loss per share of $(0.17) in 2015; Non-
GAAP net income per share increases from $0.18 to $0.35 for the year

Irvine, CA, February 15, 2017 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today announced financial results for the three and twelve month periods ended December 31, 2016.

Fourth Quarter 2016 Financial Highlights:
•	Revenue of $82.9 million, up 5.1% year-over-year
•	Emerging products[1] revenue of $22.6 million, which represents the Company’s strategic growth drivers, grew 25.0% year-over-year
•	Product revenue up 6.5% year-over-year; Aesthetic product revenue[2] up 11.0% year-over-year
•	International product revenue grew 18.6% while North America declined 8.8% (North America Aesthetic product revenue[2] declined 2.8%)
•	APAC product revenue up 15.9% and EMEA product revenue up 19.8%
•	Total Body Shaping revenue of $11.3 million grew 16.0% year-over-year
•	GAAP net loss per share of $(0.03), compared to $0.05 net income per share in Q4 2015
•	Non-GAAP net income per share of $0.14, compared to $0.07 net income per share in Q4 2015
•	Cash position as of December 31, 2016 of $86.4 million with no debt; generated $6.2 million in cash flow from operations

Full Year 2016 Financial Highlights:
•	Revenue of $298.1 million, up 7.3% compared to 2015
•	Emerging products revenue[1] of $82.7 million, up 42.1% compared to 2015 and expanding to 27.7% of revenue from 20.9% in 2015
•	Product revenue up 8.6% year-over-year; Aesthetic product revenue[2] up 10.6% year-over-year
•	International product revenue grew 15.4% while North America declined 2.8% (North America Aesthetic product revenue[2] declined 0.7%)
•	APAC product revenue up 20.6% and EMEA product revenue up 7.1%
•	Total Body Shaping revenue of $52.7 million, up 36.0% compared to 2015
•	GAAP net income per share of $0.01, compared to $(0.17) net loss per share in 2015
•	Non-GAAP net income per share of $0.35, compared to $0.18 net income per share in 2015
•	Generated $8.4 million in cash flow from operations, compared to a use of $2.8 million in 2015

1 Emerging Products, which represent the Company's strategic growth drivers, include product and consumable revenue from UltraShape, VelaShape, PicoWay, Profound and CO2RE Intima.
2 Aesthetic product revenue excludes the CoolTouch OEM business, which was discontinued in 2015, and the Company’s Dental Laser business (Light Instruments subsidiary), which was divested in 2016

Amit Meridor, Chief Executive Officer of Syneron Medical, said “We ended the year with global top line growth, delivering record quarterly and annual revenue in our 12th consecutive quarter of year-over-year revenue growth. This included strong performance from our Emerging Products, which grew 42% and reached $82.7 million for the year. This trend, supports our transition into a higher growth, higher margin business. We delivered double-digit Aesthetic product revenue growth, highlighted by strong international results from the APAC and EMEA regions.  In North America, our business was down slightly in the fourth quarter as we laid the groundwork for improved performance in 2017.  As a result of the positive mix shift and our international growth, operating margin continued to increase despite continued investments in North American sales and marketing infrastructure. Our strong financial performance resulted in doubling non-GAAP net income per share to $0.14 in the fourth quarter. We generated $6.2 million in cash from operations in the fourth quarter and ended the year with a strong balance sheet with $86.4 million in cash and no debt.”

Financial Highlights for the Fourth Quarter Ended December 31, 2016:

Revenues in the fourth quarter 2016 were driven by 25.0% growth from the Company’s Emerging Products. Fourth quarter Emerging Products revenue included $11.3 million in revenue from the Body Shaping portfolio, which grew 16.0% year-over-year, mainly from UltraShape sales, driven by the launch of UltraShape Power.

Total Aesthetic revenue in the fourth quarter 2016 grew 8.5% and North America Aesthetic product revenue was down 2.8%. Fourth quarter 2016 revenue did not include any sales from the Company’s dental laser subsidiary, which was sold in May 2016. In the fourth quarter 2015, the Company had $0.9 million in sales from the dental laser subsidiary. In addition, fourth quarter 2016 revenue did not include any sales from the Company’s CoolTouch OEM business, which was discontinued in 2015.

GAAP Gross Margin for the fourth quarter 2016 was 53.5%, compared to 55.0% in the fourth quarter 2015. Non-GAAP Gross Margin for the fourth quarter 2016 was 54.5%, compared to 56.5% in the fourth quarter 2015. This reflects international revenue growth, mainly in the APAC and EMEA regions, differences in product mix, compared to the fourth quarter 2015.

GAAP Operating Income for the fourth quarter 2016 was $0.2 million, compared to $2.2 million in the fourth quarter 2015. Non-GAAP Operating Income for the fourth quarter 2016 was $6.3 million, compared to $3.0 million in the fourth quarter 2015. GAAP Operating Margin for the fourth quarter 2016 was 0.3%, compared to 2.8% for the fourth quarter of 2015. Non-GAAP Operating Margin for the fourth quarter 2016 was 7.6%, compared to 3.8% in the fourth quarter 2015. This increase reflects growth from the Company’s higher margin Emerging Products, cost efficiencies, and revenue growth from the Company’s existing international distribution channels, which has lower operating expenses for the Company.

GAAP Net Loss and GAAP Net Loss per Share in the fourth quarter 2016 was a net loss of $(0.9) million, or $(0.03) net loss per share, compared to net income of $2.0 million, or $0.05 per share, in the fourth quarter 2015. Non-GAAP net income and Non-GAAP net income per Share in the fourth quarter 2016 was $5.0 million, or $0.14 per share, compared to non-GAAP net income of $2.4 million, or $0.07 per share, in the fourth quarter 2015.

Cash Position As of December 31, 2016, the Company’s overall cash position, including cash and cash equivalents, short-term bank deposits and marketable securities, grew to $86.4 million from $82.9 million as of September 30, 2016.

Use of Non-GAAP Measures:
This press release provides financial measures for gross profit, operating income (loss), net income (loss) and net income (loss) per share, which exclude expenses related to stock-based compensation expense, amortization of acquired intangible assets, fair value adjustment to investment in JV, re-measurement of contingent consideration fair value, impairments of a subsidiary’s goodwill and intangible assets, net gain from sale of a subsidiary, restructuring severance expenses, legal settlements and related fees, and tax benefit, and are therefore not calculated in accordance with Generally Accepted Accounting Principles (GAAP).

Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating income (loss), net income (loss) and net income (loss) per share, and exclude the impact of items or trends that are not considered core influences on the results of operations, financial position or cash flows. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for or superior to the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures to make operational and investment decisions and to evaluate the Company's performance and, therefore, believes it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference Call:
Syneron management will host its fourth quarter 2016 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Q4 2016 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-280-1254 in the U.S., and 1-646-254-3366 from outside of the U.S. The conference pass code is: 2212875.

About Syneron Candela:
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, women’s intimate wellness treatments, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay, CO2RE, CO2RE Intima, Profound and elōs Plus.

Founded in 2000, the company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Syneron, the Syneron logo, UltraShape, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
+972-73-2442200
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	For the three-months ended		For the twelve-months ended
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015

Revenues	$82,891	$78,889	$298,102	$277,849
Cost of revenues	38,555	35,507	142,469	128,884

Gross profit	44,336	43,382	155,633	148,965
Operating expenses (income):
Sales and marketing	26,035	27,121	95,889	97,163
General and administrative	7,810	8,286	28,490	30,061
Research and development	6,090	7,906	23,043	25,270
Other expenses (income), net	4,170	(2,109)	4,983	2,930

Total operating expenses	44,105	41,204	152,405	155,424

Operating income (loss)	231	2,178	3,228	(6,459)

Financial income, net	465	-	764	167

Net income (loss) before tax on income	696	2,178	3,992	(6,292)

Taxes on income	1,592	203	3,813	48

Net income (loss)	$(896)	$1,975	$179	$(6,340)

Net income (loss) per share:

Basic
Net income (loss) per share	$(0.03)	$0.06	$0.01	$(0.17)

Diluted
Net income (loss) per share	$(0.03)	$0.05	$0.01	$(0.17)

Weighted average shares outstanding:
Basic	34,711	35,870	34,749	36,416

Diluted	34,711	36,041	34,943	36,416

Syneron Medical Ltd.
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	December 31,	December 31,
	2016	2015 (*)

Assets

Current assets:
Cash and cash equivalents	$56,756	$56,330
Short-term bank deposits	326	357
Available-for-sale marketable securities	10,817	14,274
Trade receivable, net	57,337	53,423
Other accounts receivables and prepaid expenses	12,735	12,438
Inventories	47,376	49,352

Total current assets	185,347	186,174

Long-term assets:
Severance pay fund	479	509
Long-term deposits and others	312	292
Long-term available-for-sale marketable securities	18,522	15,695
Investment in affiliated company	15,730	19,800
Property and equipment, net	12,529	9,823
Deferred taxes	16,877	20,363
Intangible assets, net	8,517	12,694
Goodwill	18,257	21,442

Total long-term assets	91,223	100,618

Total assets	$276,570	$286,792

Liabilities and stockholders' equity

Current liabilities:
Accounts payable	$22,659	$23,045
Deferred revenues	12,838	12,481
Other accounts payable and accrued expenses	28,361	36,316

Total current liabilities	63,858	71,842

Long-term liabilities:
Contingent consideration liability	-	878
Deferred revenues	2,939	3,395
Warranty accruals	1,794	861
Accrued severance pay	559	603

Total long-term liabilities	5,292	5,737

Stockholders' equity:	207,420	209,213

Total liabilities and stockholders' equity	$276,570	$286,792

(*)	Derived from audited financial statements

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the twelve-months ended
	December 31,	December 31,
	2016	2015
Cash flows from operating activities:
Net income (loss)	$179	$(6,340)
Adjustments to reconcile net loss to net cash used by operating activities:
Share-based compensation	3,711	3,775
Depreciation and amortization	8,447	8,965
Impairments of goodwill and intangible assets	-	7,132
Realized loss, changes in accrued interest and amortization of premium on marketable securities	646	1,770
FMV adjustment to investment in Illuminage Beauty JV	7,010	330
Revaluation of contingent liability	(878)	(4,105)
Net gain from sale of a subsidiary	(1,149)	-
Changes in operating assets and liabilities:
Trade receivable, net	(5,021)	1,613
Inventories	(2,521)	(14,370)
Other accounts receivables and prepaid expenses	(31)	(5,222)
Deferred taxes	3,514	957
Accounts payable	447	921
Deferred revenues	899	(1,725)
Accrued warranty accruals	1,197	657
Other accounts payable and accrued expenses	(8,090)	2,814

Net cash provided by (used in) operating activities	8,360	(2,828)

Cash flows from investing activities:
Purchases of property and equipment	(3,699)	(4,870)
Purchases of Intangible asset	(150)	-
Proceeds from the sale or maturity of marketable securities	26,212	38,815
Purchase of marketable securities	(26,365)	(23,753)
Proceeds from short-term bank deposits, net	31	6,057
Investment in affiliated company	(2,940)	-
Other investing activities	4,282	(25)

Net cash provided by (used in) investing activities	(2,629)	16,224

Cash flows from financing activities:
Acquisition of shares held by non-controlling interest	(1,088)	-
Repurchase of shares from shareholders	(3,925)	(15,590)
Proceeds from exercise of stock options	-	2,125

Net cash used in financing activities	(5,013)	(13,465)

Effect of exchange rates on cash and cash equivalents	(292)	(790)

Net increase (decrease) in cash and cash equivalents	426	(859)

Cash and cash equivalents at beginning of period	56,330	57,189

Cash and cash equivalents at end of period	$56,756	$56,330

Syneron Medical Ltd.
Reconciliation of unaudited GAAP to Non GAAP financial measures
(in thousands, except per share data)

	For the three-months ended		For the twelve-months ended
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015

GAAP gross profit	$44,336	$43,382	$155,633	$148,965

Stock-based compensation	52	48	159	196
Amortization of intangible assets	761	1,010	3,461	4,040
Restructuring severance expenses	-	128	-	128

Non-GAAP gross profit	$45,149	$44,568	$159,253	$153,329

GAAP operating income (loss)	$231	$2,178	$3,228	$(6,459)

Stock-based compensation	962	964	3,711	3,775
Amortization of intangible assets	915	1,295	4,314	5,710
FMV adjustment to investment in JV	5,050	960	7,010	330
Re-measurement of contingent consideration	(878)	(4,161)	(878)	(4,105)
Impairments of a subsidiary's goodwill and intangible assets	-	1,519	-	7,132
Net gain from sale of a subsidiary	-	-	(1,149)	-
Restructuring severance expenses	-	223	-	223
Legal settlements and related fees	-	-	-	1,656

Non-GAAP operating income	$6,280	$2,978	$16,236	$8,262

GAAP net income (loss)	$(896)	$1,975	$179	$(6,340)

Stock-based compensation	962	964	3,711	3,775
Amortization of intangible assets	917	1,295	4,316	5,710
FMV adjustment to investment in JV	5,050	960	7,010	330
Re-measurement of contingent consideration	(880)	(4,161)	(880)	(4,105)
Impairments of a subsidiary's goodwill and intangible assets	-	1,519	-	7,132
Net gain from sale of a subsidiary	-	-	(1,149)	-
Restructuring severance expenses	-	223	-	223
Legal settlements and related fees	-	-	-	1,656
Tax benefit	(186)	(356)	(1,037)	(1,992)

Non-GAAP net income	$4,967	$2,419	$12,150	$6,389

Income (Loss) per share:
Basic
GAAP net income (loss) per share	$(0.03)	$0.06	$0.01	$(0.17)

Stock-based compensation	0.03	0.03	0.11	0.10
Amortization of intangible assets	0.03	0.04	0.12	0.16
FMV adjustment to investment in JV	0.15	0.03	0.20	0.01
Re-measurement of contingent consideration	(0.03)	(0.12)	(0.03)	(0.11)
Impairments of a subsidiary's goodwill and intangible assets	-	0.04	-	0.20
Net gain from sale of a subsidiary	-	-	(0.03)	-
Restructuring severance expenses	-	0.01	-	0.01
Legal settlements and related fees	-	-	-	0.05
Tax benefit	(0.01)	(0.01)	(0.03)	(0.06)

Non-GAAP net income per share	$0.14	$0.08	$0.35	$0.19

Diluted
GAAP net income (loss) per share	$(0.03)	$0.05	$0.01	$(0.17)

Stock-based compensation	0.03	0.03	0.11	0.10
Amortization of intangible assets	0.03	0.04	0.12	0.16
FMV adjustment to investment in JV	0.15	0.03	0.20	0.01
Re-measurement of contingent consideration	(0.03)	(0.12)	(0.03)	(0.11)
Impairments of a subsidiary's goodwill and intangible assets	-	0.04	-	0.19
Net gain from sale of a subsidiary	-	-	(0.03)	-
Restructuring severance expenses	-	0.01	-	0.01
Legal settlements and related fees	-	-	-	0.05
Tax benefit	(0.01)	(0.01)	(0.03)	(0.06)

Non-GAAP net income per share	$0.14	$0.07	$0.35	$0.18

Weighted average shares outstanding:

Basic	34,711	35,870	34,749	36,416

Diluted	34,866	36,051	34,943	36,739